Points International Appoints David Adams as Chairman of the
Board of Directors

TORONTO – June 20, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, is pleased to announce that David Adams has been appointed as chairman of the board of directors, succeeding Bernay Box, who is stepping down from the board effective June 25, 2018.

Mr. Adams was elected as a director for Points in May 2016, and currently serves as a member of the Audit Committee. Before he retired in March 2016, Mr. Adams served as Executive Vice President and Chief Financial Officer of Aimia Inc., a global data-driven marketing and loyalty analytics company. Previously, Mr. Adams held a variety of executive finance positions at Photowatt Technologies Inc., SR Telecom Inc., and CAE Inc. and also held a number of positions with the Bank of Nova Scotia and Ernst & Young.

“As an experienced board member and executive, David brings a wealth of loyalty and data analytics expertise to lead our board of directors,” said Rob MacLean, CEO of Points. “His extensive experience in the loyalty industry will provide valuable insight as we continue to drive growth and execute on our profitability initiatives across our three business segments.”

Mr. Adams currently serves on the board of directors for Cardlytics, Inc, a transaction based marketing company, as well as Club Premier, AeroMexico’s frequent flyer program. He is both a certified public accountant and chartered accountant, and received his Bachelor of Commerce and Finance degree from the University of Toronto.

Mr. Adams commented: “Points has built a strong loyalty rewards platform that is unmatched in the industry. Following a record first quarter, we plan to carry our momentum through 2018 and look to generate another record year of gross profit and adjusted EBITDA. I look forward to leading the board as Points continues to expand its Platform Partners and Points Travel segments, while driving robust growth in its core Loyalty Currency Retailing segment."

Points is evaluating candidates for the vacant board seat and intends to appoint a new director later this year.

Points CEO Rob MacLean continued: “I would like to thank Bernay for his many years of service and dedication to Points. He has been an exceptional chairman since his appointment in 2009, and his guidance was instrumental in navigating the peaks and valleys of our business for nearly a decade. We wish him the best in his future endeavors.”

Mr. Box commented: “Given the company’s strong momentum and record results over the last 18 months, I believe Points is well positioned for sustainable, profitable growth going forward. As such, I believe it is the right time for me to return to my typical role as an investor, and look forward to continuing my relationship with Points from the outside as a shareholder.”

About Points International Ltd.
Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact
Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com